RGC Resources TM

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2015 ANNUAL REPORT

KEY FINANCIAL INFORMATION

Year Ending September 30	2015	2014	2013
Natural Gas Deliveries (DTH’s)	9,875,007	10,087,651	9,408,894
Net Income	$ 5,094,415	$ 4,708,440	$ 4,262,052
Earnings Per Share	$ 1.08	$ 1.00	$ 0.91
Natural Gas Customers	59,080	58,553	58,238
Additions to Plan	$ 13,780,356	$ 14,715,428	$ 9,977,433

Regular Annualized Dividends Per Share

Earnings Per Share

Stock Price, September 30

$19.29

$19.90

$20.20

$0.91

$1.00

$1.08

$0.72

$0.74

$0.77

2013

2014

2015

PRESIDENT’S LETTER

John S. D’Orazio,

President and Chief Executive Officer

To Our Shareholders

I am very pleased to report earnings of $5.1 million or $1.08 per share outstanding compared to $1.00 per share last year or an 8% improvement. I am also pleased to report that our Board of Directors approved an annualized dividend increase from $0.77 per share to $0.81 per share, effective with the February 1, 2016, quarterly dividend payments. The February dividend will reflect 71 years of continuous quarterly dividend payments and 19 annual dividend increases in the past 20 years.

We announced on October 1, 2015 that RGC Resources, through its newly formed subsidiary RGC Midstream, LLC, acquired a 1% ownership interest in Mountain Valley Pipeline LLC, which is a joint venture between EQT Midstream Partners LP, affiliates of NextEra Energy Inc., WGL Holdings Inc. and Vega Energy Partners Ltd. The Mountain Valley Pipeline (MVP) will be a 301 mile,

42-inch diameter pipeline with an approximate total cost of $3.5 billion. It will transport natural gas from the Marcellus and Utica production areas through West Virginia and Southwest Virginia to the growing natural gas markets in the Southeast and mid-Atlantic region. This pipeline is subject to approval and regulation by the Federal Energy Regulatory Commission (FERC). The MVP is expected to be in service during the fourth quarter of 2018. The MVP will address the growing demand for natural gas in our region and enhance the reliability of the Roanoke Gas distribution system. It will also improve our ability to expand our natural gas system into areas that currently do not have access and promote economic growth and new investments in these areas. Our investment in this project is projected to be $35 million over the next three years. We believe this strategic investment will complement our core business and enhance shareholder value.

Special points of interest:

Earnings of $5.1 million or $1.08 per share outstanding compared to $1.00 per share last year or an 8% improvement.

Dividend increase from $0.77 per share to $0.81 per share, effective February 1, 2016.

Mountain Valley Pipeline 1% ownership interest.

1% increase in new customer additions.

KUBOTA

PRESIDENT’S LETTER (continued)

The economy in the Roanoke area continues to grow at a steady pace and, as a result, Roanoke Gas experienced a 1% increase in new customer additions. Approximately 71% of the new customer additions were conversions, with the remainder from new construction. Conversions occur when existing homes or businesses convert to natural gas from other fuel sources. Industrial demand was soft in 2015. Future industrial demand will depend upon the state of the economy and market conditions. During the past year, we provided gas service to a new manufacturing customer, who quickly became one of our top customers based on gas usage. We are also excited to provide natural gas service to the first compressed natural gas station in the Roanoke Valley. The station will be owned and operated by a major fleet operator and is projected to be operational in the first quarter of fiscal 2016.

We experienced another strong year in the operations side of the business. Weather was 6% colder than the 30-year average. In February, we experienced two days where natural gas deliveries ranked in the top five days in the Company’s history. As a result of the efforts to modernize our system, the distribution system operated as designed without any issues during those extremely cold periods.

We continue to invest in capital improvements for Roanoke Gas Company. In fiscal 2015, we invested $13.8 million with the primary focus on the modernization of our distribution system. We replaced approximately 10 miles of cast iron and bare steel pipe with polyethylene pipe. When we began our renewal program in 1991, bare steel and cast iron mains represented 25% of our distribution system. Cast iron and bare steel pipe now represent less than 2% of our distribution system. We anticipate replacing the remaining bare steel and cast iron pipe by 2017. We will maintain our focus of further enhancing the safety and reliability of our system with a fiscal 2016 capital budget of $15.2 million. This will include the replacement and upgrade of two natural gas transfer stations.

On a national level, the natural gas industry continues to increase production in the various shale formations through improved drilling and fracking technologies. There are numerous interstate pipeline projects, either under construction or in the process of filing for FERC approval, to transport supply from the shale formations to areas of the country where the demand for natural gas is increasing. Natural gas prices are forecasted to remain low and stable on both a near and intermediate term basis due to production and infrastructure improvements.

On behalf of our employees and Board of Directors, I thank you for your continuing decision to invest in RGC Resources. We are pleased to be part of an exciting era for the natural gas industry and I look forward to reporting to you at the end of 2016 on what I anticipate to be another year of solid performance.

John S. D’Orazio

President and Chief Executive Officer

Visit us on the Web:

www.rgcresources.com

BOARD OF DIRECTORS

Nancy Howell Agee

President and Chief Executive Officer

Carilion Clinic

Abney S. Boxley, III

President and Chief Executive Officer

Boxley Materials Company

John S. D’Orazio

President and Chief Executive Officer

RGC Resources, Inc.

Maryellen F. Goodlatte

Attorney and Principal

Glenn Feldmann Darby & Goodlatte

J. Allen Layman

Private Investor

George Logan

Principal

Pine Street Partners, LLC

Faculty, University of VA Darden Graduate School of Business

S. Frank Smith

Consultant

Alpha Coal Sales Co., LLC

Raymond D. Smoot, Jr.

Senior Fellow

Virginia Tech Foundation, Inc.

John B. Williamson, III

CHAIRMAN OF THE BOARD

OFFICERS

John S. D’Orazio

President and Chief Executive Officer

Howard T. Lyon

Assistant Secretary and Assistant Treasurer

Paul W. Nester

Vice President, Secretary, Treasurer and Chief Financial Officer

Robert L. Wells, II

Vice President,

Information Technology

Carl J. Shockley, Jr.

Vice President,

Operations—Roanoke Gas Company

INFRASTRUCTURE RENEWALS

Miles Remaining

100

90

80

70

60

50

40

30

20

10

0

Cast Iron

Bare Steel

1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

“In fiscal 2015… We replaced approximately 10 miles of cast iron and bare steel pipe… we anticipate replacing the remaining bare steel and cast iron pipe by 2017.”

CORPORATE INFORMATION

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN SHAREHOLDER INQUIRIES

Through the Dividend Reinvestment and Stock Purchase Plan, shareholders of record are offered a convenient way to acquire and reinvest cash dividends in additional shares of the Company’s common stock and avoid commissions or other charges. Additionally, shareholders are given on-line access to make transfers, consolidate accounts, replace stock certificates or dividend checks, establish direct deposit, update personal information and much more. American Stock Transfer and Trust Company, LLC administers the plan and is the agent for participants. For more information, inquiries may be directed to RGC Resources, Inc., Shareholder Information Services, P.O. Box 13007, Roanoke, VA 24030, (540) 777-3853.

STOCK PLAN ADMINISTRATOR AND AGENT

American Stock Transfer & Trust

Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

(800) 937-5449

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Brown Edwards & Company, L.L.P.

1715 Pratt Drive, Suite 2700

Blacksburg, VA 24060

ANNUAL REPORT AND 10-K

This annual report, 10-K and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.

ANNUAL MEETING

The annual meeting of shareholders of the Company will be held at The Hotel Roanoke and Conference Center, 110 Shenandoah Avenue, Roanoke, Virginia, 24016 on Monday, February 1, 2016, at 9:00 a.m. Proxies for the annual meeting will be requested from shareholders when notice of meeting, proxy statement and form of proxy are mailed on or about December 16, 2015.

FINANCIAL INQUIRIES

All financial analysts and professional investment managers should direct their questions and requests for information to:

RGC Resources, Inc.

VP, Treasurer, Secretary & CFO

P.O. Box 13007

Roanoke, VA 24030

(540) 777-3853

Access up-to-date information on RGC Resources, Inc. and its subsidiaries at www.rgcresources.com.

RGC Resources TM

519 Kimball Avenue, N.E.

P.O. Box 13007

Roanoke, Virginia, 24030

www.rgcresources.com